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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 16, 2008

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F
☒	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No
☐	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	May 16, 2008	By	/s/ TREVOR WILLIAMS
Trevor Williams
Deputy Company Secretary

Attached to this 6-K are the following items:

Exhibit

99.1	Auditors’ Report on Consolidated Financial Statements of Altadis S.A. for the year ended December 31, 2006 – March 2l, 2007
99.2	Altadis, S.A. Consolidated Balance Sheets as at December 31, 2006 and 2005 – December 31, 2006
99.3	Altadis S.A. Notes to 2006 Consolidated Financial Statements – December 31, 2006
99.4	Altadis S.A. 2006 Consolidated Management Report – December 31, 2006
99.5	Auditors’ Report on Consolidated Financial Statements of Altadis S.A. for the year ended December 31, 2005 – April l, 2006
99.6	Altadis, S.A. Consolidated Balance Sheets as at December 31, 2005 and 2004 – December 31, 2005
99.7	Altadis S.A. Notes to 2005 Consolidated Financial Statements – December 31, 2005
99.8	Altadis S.A. 2005 Consolidated Management Report – December 31, 2005